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UNITED STATES
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMONWEALTH FINANCIAL NETWORK -dba- Name
Firm Name: Commonwealth Equity Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

29 SAWYER ROAD
(No. And Street)

WALTHAM	MASSACHUSETTS	02453-3483
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL J. IMS, CONTROLLER (781)736-0700
(Area Code - Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name - if individual, state *last, first, middle name*)

53 STATE STREET, 38TH FLOOR	BOSTON	MA	02109
(Address)	(City)	(state)	Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

11015755

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH 2/28

OATH OR AFFIRMATION

I PAUL J. IMS swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH FINANCIAL NETWORKS as of DECEMBER 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

controller

Title

Scott E. Wilkinson

Notary Public

SCOTT E WILKINSON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 30, 2015

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***


COMMONWEALTH financial network

COMMONWEALTH FINANCIAL NETWORK[SM]
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

COMMONWEALTH FINANCIAL NETWORK[SM]
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES, INC.

CONTENTS


MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Commonwealth Financial Network^{SM}
A Registered Service Mark for Commonwealth Equity Services, Inc.

We have audited the accompanying statement of financial condition of Commonwealth Financial Network^{SM} ("Commonwealth" or the "Company"), a Registered Service Mark for Commonwealth Equity Services, Inc. as of December 31, 2010 and the related statements of income, changes in subordinated borrowings, changes in owners' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act ("CEAct"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended December 31, 2009 were audited by other auditors, whose report dated February 19, 2010, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and the regulations under the CEAct. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum LLP

Boston, Massachusetts
February 23, 2011


MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

COMMONWEALTH FINANCIAL NETWORK[SM]

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2010 AND 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 41,799,072	$ 35,480,478
Restricted cash and cash equivalents	3,562,895	3,311,880
Receivables:		
Brokers and clearing organizations	20,905,882	18,169,391
Employees and registered representatives	15,134,577	16,235,421
Other	368,110	251,308
Securities owned, at fair value	24,802,074	19,924,734
Property and equipment, net	21,988,905	15,200,679
Deferred tax assets	625,163	548,845
Other assets	1,426,254	1,248,791
Deposits with clearing organizations and others	50,000	50,000
Total Assets	$ 130,662,932	$ 110,421,527
Liabilities and Owners' Equity		
Accrued liabilities	$ 12,197,026	$ 9,646,732
Accrued deferred compensation	30,350,570	21,324,632
Payables:		
Brokers and clearing organizations	12,298,805	10,712,341
Other	5,390,019	4,873,119
Dividends payable	4,627,166	6,641,225
Deferred revenue	625,002	1,875,002
Subordinated borrowings - related parties	57,905,000	48,305,000
Other liabilities	282,080	229,559
Due to affiliates	277,010	75,673
Total Liabilities	123,952,678	103,683,283
Commitments and contingencies (Note 10)		
Owners' Equity		
3,000,000 shares authorized and 2,400,000 issued and outstanding at December 31, 2010	3,254,564	--
3,000,000 units authorized and 2,400,000 issued and outstanding at December 31, 2009	--	3,254,564
Retained earnings	3,455,690	3,483,680
Total Owners' Equity	6,710,254	6,738,244
Total Liabilities and Owners' Equity	$ 130,662,932	$ 110,421,527

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Revenue		
Commissions and fees	$ 463,158,170	$ 372,489,674
Non-commission income	91,834,516	85,922,214
Principal transactions	7,634,650	11,071,458
Interest income	1,077,936	1,213,597
Total Revenues	563,705,272	470,696,943
Expenses		
Commissions	421,116,362	340,264,617
Compensation and benefits	73,984,965	65,762,571
Brokerage, exchange and clearing fees	9,401,205	11,208,525
Occupancy	7,081,474	6,778,326
Legal and professional fees	1,352,347	371,552
Communications	2,348,944	2,377,163
Recruiting and advertising	5,923,510	5,550,133
Data processing and technology	4,206,370	3,501,666
Interest expense	2,136,196	1,550,485
Miscellaneous expense	1,448,582	368,150
Total Expenses	528,999,955	437,733,188
Net Income Before Taxes	34,705,317	32,963,755
Income Taxes	1,287,279	713,061
Net Income	$ 33,418,038	$ 32,250,694

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEARS ENDED DECEMBER 31, 2010 AND 2009

Subordinated borrowings at January 1, 2009	$ 31,705,000
Increases:	
Issuance of subordianted notes	16,600,000
Decreases:	
Payment of subordianted notes	--
Subordinated borrowings at December 31, 2009	48,305,000
Increases:	
Issuance of subordianted notes	9,600,000
Decreases:	
Payment of subordianted notes	--
Subordinated borrowings at December 31, 2010	$ 57,905,000

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]

STATEMENTS OF CHANGES IN OWNERS' EQUITY

YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock		Partnership Units			
	Number of Shares	Amount	Number of Units	Carrying Amount	Retained Earnings	Total Equity
Balance, December 31, 2008	--	$ -	2,400,000	$ 2,594,544	$ 4,008,308	$ 6,602,852
Dividends	--	--	--	--	(32,775,322)	(32,775,322)
Stock option expense	--	--	--	660,020	--	660,020
Net income	--	--	--	--	32,250,694	32,250,694
Balance, December 31, 2009	--	--	2,400,000	3,254,564	3,483,680	6,738,244
Conversion to Corporation	2,400,000	3,254,564	(2,400,000)	(3,254,564)	--	--
Dividends	--	--	--	--	(34,207,419)	(34,207,419)
Stock option expense	--	--	--	--	761,391	761,391
Net income	--	--	--	--	33,418,038	33,418,038
Balance, December 31, 2010	2,400,000	$ 3,254,564	--	$ -	$ 3,455,690	$ 6,710,254

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash Flows from Operating Activities		
Net income	$ 33,418,038	$ 32,250,694
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,513,140	2,258,825
Deferred compensation expense	9,025,938	7,321,497
Deferred tax benefit	(76,318)	(518,657)
Stock option expense	761,391	660,020
Changes in assets and liabilities:		
Receivables	(1,752,449)	(9,775,655)
Securities owned, at market value, net	(4,877,340)	(8,589,079)
Other assets	(428,478)	(643,829)
Accounts payable	2,103,364	278,500
Accrued and other liabilities	2,602,815	(6,269,442)
Deferred revenue	(1,250,000)	1,875,002
Due to affiliates	201,337	(147,044)
Net Cash Provided by Operating Activities	42,241,438	18,700,832
Cash Flows from Investing Activities		
Acquisition of property and equipment	(9,301,366)	(7,713,886)
Net Cash Used in Investing Activities	(9,301,366)	(7,713,886)
Cash Flows from Financing Activities		
Dividends paid	(36,221,478)	(26,134,097)
Proceeds from issuance of subordinated debt - related parties	9,600,000	16,600,000
Net Cash Used in Financing Activities	(26,621,478)	(9,534,097)
Net Increase in Cash and Cash Equivalents	6,318,594	1,452,849
Cash and Cash Equivalents - Beginning	35,480,478	34,027,629
Cash and Cash Equivalents - Ending	$ 41,799,072	$ 35,480,478
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 2,131,463	$ 1,534,099
Cash paid for taxes	$ 1,648,976	$ 1,334,201
Non-cash Transactions:		
Dividends payable	$ 4,627,166	$ 6,641,225

NOTE 1 – NATURE OF BUSINESS

Commonwealth Financial Network[SM] is a Registered Service Mark of Commonwealth Equity Services, Inc. ("Commonwealth" or the "Company"). The Company, organized in Massachusetts and founded in 1979, has offices in Waltham, Massachusetts and San Diego, California. The Company is an independent broker/dealer that is the "home office" for its national network of independent representatives. These representatives are licensed to sell securities through the Company with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company is also subject to the requirements of the U.S. Commodities Futures Trading Commission (the "CFTC") and the National Futures Association. The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC, a Fidelity Investments Company, and other providers. On November 22, 2010, the Company changed its legal organization from a Limited Liability Partnership to a Massachusetts S-Corporation.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenues are generated as a result of the purchase and sale of investment securities and related products. All commission revenues and related commission expenses are recorded on a settlement date basis; amounts recognized do not differ materially from those that would have been recognized on a trade date basis. Revenues also include 12b-1 fees received from certain mutual funds for a period of time after the sale of those funds. In recording revenues for 12b-1 fees, management makes estimates of amounts to be received subsequent to year end for fees earned before year end based on a model that reflects historical collection experience.

SECURITIES TRANSACTIONS

Proprietary securities transactions are reflected on a trade-date basis. The Company's proprietary security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE MEASUREMENT

The Company classifies their short-term investments as trading, available-for-sale, or held-to-maturity. The Company's marketable securities consist of fixed income instruments and mutual funds and have been classified by management as trading securities. Accordingly, realized and unrealized gains and losses at year-end are included in the earnings of the Company. The fair market value of these securities was determined based on quoted market prices.

The Company conducts its principal trading through two designated trading accounts. One of these accounts is used to facilitate fixed income trading on a same day buy-sell basis. The second account is used to facilitate fixed income trading for representatives and may carry positions overnight. These securities are normally held in the account for no longer than 30 days and are recorded at fair value.

The Company holds fixed income instruments and mutual funds which are carried at fair value. The Company determines fair value based upon quoted prices when available or through the use of alternative approaches when market quotes are not readily accessible or available.

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy of the Company's inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate the Company's own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE MEASUREMENT (CONTINUED)

If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore, no allowance for doubtful accounts has been provided for.

CASH AND CASH EQUIVALENTS

The Company defines cash equivalents as liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with a maturity at the date of purchase of 90 days or less.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to five years. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. All capitalized internal use software development costs will be amortized using the straight-line method over the estimated useful life once placed in service.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

For both the years ended December 31, 2010 and 2009, the Company has elected to be treated as an S Corporation. As such, the Company's federal taxable income is reported on the tax returns of its shareholders and, therefore, results in no federal income tax to the Company. However, the Company was liable for excise taxes to the state of Massachusetts related to net worth, as well as an additional state excise tax levied at 3.45% on S Corporations with receipts in excess of $9 million annually. The Company was also liable for state income taxes at a rate of 1.50% in California.

The Company recognizes deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

ADVERTISING COSTS

The Company charges the costs of advertising to expense as incurred. For the year ended December 31, 2010 and 2009, the Company incurred $1,469,489 and $1,508,883, respectively, in advertising costs.

STOCK-BASED COMPENSATION

The Company records compensation expense based on the fair value for new awards and previously issued awards that are modified, repurchased, or cancelled after the adoption date. Such value is recorded over the requisite service period using the straight-line method.

DEFERRED COMPENSATION

The Company recognizes the obligation to provide postemployment benefits if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated.

RECLASSIFICATIONS

Certain amounts in 2009 were reclassified to provide comparison with 2010 classifications. These reclassifications had no effect on previously reported results of operations or retained earnings.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2011, the date the financial statements were available to be issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – *FAIR VALUE MEASUREMENT*

The following tables present financial assets measured at fair value on a recurring basis and their related valuation inputs as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Securities owned:				
Fixed income securities	$ 7,265,488	$ --	$ --	$ 7,265,488
Marketable securities	15,637,661	--	--	15,637,661
Auction-rate securities	--	--	1,898,925	1,898,925
Total securities owned	$ 22,903,149	$ --	$ 1,898,925	$ 24,802,074

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Securities owned:				
Fixed income securities	$ 2,510,447	$ --	$ --	$ 2,510,447
Marketable securities	14,686,734	--	--	14,686,734
Auction-rate securities	--	--	2,727,553	2,727,553
Total securities owned	$ 17,197,181	$ --	$ 2,727,553	$ 19,924,734

During the years ended December 31, 2010 and 2009, unrealized gains on trading securities held were $2,069,313 and $2,591,656, respectively.

NOTE 3 – *FAIR VALUE MEASUREMENT* (CONTINUED)

The following table represents activity in assets measured using Level 3 inputs as of December 31, 2010 and 2009:

Fair Value Measurements Using Level 3 Inputs
Investments

Level 3 Beginning Balance January 1, 2010	Realized and Unrealized Gains (Losses)	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of Level 3	Level 3 Ending Balance December 31, 2010
$ 2,727,553	$ (130,503)	$ (698,125)	$ --	$ 1,898,925

Fair Value Measurements Using Level 3 Inputs
Investments

Level 3 Beginning Balance January 1, 2009	Realized and Unrealized Gains (Losses)	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of Level 3	Level 3 Ending Balance December 31, 2009
$ --	$ (1,339,682)	$ 4,067,235	$ --	$ 2,727,553

The failed auction status and liquidity for our auction-rate securities requires the use of a valuation methodology that relies exclusively on Level 3 inputs, including market, tax status, credit quality, duration, recent market observations, and overall capital market liquidity. The valuation of the Company's auction-rate securities is subject to uncertainties that are difficult to predict. Factors that may impact the valuations include changes to credit ratings of the securities as well as to the underlying assets supporting those securities, rates of default of the underlying assets, underlying collateral value, discount rates, counterparty risk and ongoing strength and quality of market credit and liquidity.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company has a margin account with its clearing firm, National Financial Services, LLC, for the purpose of buying and selling securities in the Company's inventory account. At December 31, 2010 and 2009, there were trades that were pending settlement, resulting in a payable to clearing organizations of $45,963 and a receivable from clearing organization of $33,512, respectively, included in the statements of financial condition.

NOTE 5 – REPRESENTATIVE LOANS

In order to assist its representatives in setting up their respective businesses, the Company makes various loans to such individuals. These loans are generally forgivable over a five year period and forgiveness is based upon the achievement of specific quota of commissions. In some cases, loans are non-forgivable and are subject to an amortization schedule, with monthly payments of principal and interest required. As of December 31, 2010 and 2009, the balances of representative loans owed to the Company were $14,841,765 and $15,627,647, respectively. At December 31, 2010 and 2009, $9,041,475 (61%) and $5,800,290 (39%) of the outstanding amount was forgivable, respectively.

NOTE 6 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at December 31:

	2010	2009
Computers, furniture and fixtures	$ 15,511,205	$ 13,591,282
Software	21,267,594	14,448,056
Leasehold improvements	3,405,449	2,889,598
	40,184,248	30,928,936
Less: accumulated depreciation	(18,195,343)	(15,728,257)
	$ 21,988,905	$ 15,200,679

Depreciation and amortization expense for the years ended December 31, 2010 and 2009 was approximately $2,513,000 and $2,259,000, respectively.

NOTE 7 – SUBORDINATED BORROWINGS - RELATED PARTY

The lenders, consisting of the Company's principal partners, have, under all agreements, subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by FINRA and are thus available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2010 and 2009, an additional $9,600,000 and $16,600,000, respectively, was loaned to the Company. At December 31, 2010 and 2009, subordinated loans amounted to $57,905,000 and $48,305,000, respectively.

NOTE 7 – SUBORDINATED BORROWINGS - RELATED PARTY (CONTINUED)

The Company has subordinated borrowings maturing as follows:

2011	$ --
2012	13,080,000
2013	32,531,000
2014	12,294,000
Total	$ 57,905,000

The interest rate on all subordinated debt is at the prime lending rate (3.25% at December 31, 2010 and 2009), plus an additional amount ranging from one to three percent, payable monthly. Interest expense on these loans for the years ended December 31, 2010 and 2009 totaled $2,131,463 and $1,534,099, respectively.

NOTE 8 – INCOME TAXES

In the year ended December 31, 2010, the Company underwent a tax-free F reorganization under Internal Revenue Code Section 368(a)(1)(F) in its conversion from an LLP to a Corporation for legal purposes. For tax purposes, the Company had previously elected under regulations to be an association taxed as a corporation, and had elected S Corporation status. Therefore, there will be no change in income tax reporting requirements.

The Company has recorded a provision for state income taxes, based on its taxable income, as well as a deferred benefit for state taxes as a result of a deferred tax asset that is generated from the tax effect of temporary differences primarily resulting from capitalized software development costs, accruals, depreciation, and amortization. Deferred tax assets at December 31, 2010 and 2009 were $625,163 and $548,845, respectively.

The components of the provision for income taxes are as follows as of December 31:

	2010	2009
State income tax provision, current	$ 1,363,597	$ 1,231,718
State income tax benefit, deferred	(76,318)	(518,657)
	$ 1,287,279	$ 713,061

NOTE 8 – INCOME TAXES (CONTINUED)

The components of deferred tax assets are as follows as of December 31:

	2010	2009
Depreciation and amortization	$ 52,823	$ 50,158
Accruals	1,226,160	861,337
Capitalized software	(545,774)	(322,076)
Other	(108,046)	(40,574)
	$ 625,163	$ 548,845

NOTE 9 - OPTION PLANS

STOCK OPTION PLAN

On July 1, 2000, the Company adopted the Commonwealth Non-Qualified Stock Option Plan (the "Plan") designed to encourage employees to continue employment with the Company. The Plan permits the Company to grant options to its employees up to a maximum of 600,000 shares. Options granted under the Plan generally vest over a five-year period and expire 25 years from the grant date.

Information with respect to activity under the Plan is as follows:

	Number of Shares	Exercise Price per Share	Weighted Average Exercise Price
Options outstanding, December 31, 2008	394,307	$19.40 - $82.76	$ 52.27
Granted	75,910	$86.11 - $89.62	$ 87.50
Exercised	-	-	-
Canceled	(45,821)	$19.40 - $86.11	$ 44.07
Options outstanding, December 31, 2009	424,396	$19.40 - $89.62	$ 44.12
Granted	81,710	$90.64 - $96.94	$ 94.45
Exercised	-	-	-
Canceled	(36,740)	$22.26 - $96.94	$ 54.36
Options outstanding, December 31, 2010	469,366	$19.40 - $96.94	$ 65.85
Options exercisable, December 31, 2009	300,026	$19.40 - $89.62	$ 43.36
Options exercisable, December 31, 2010	356,700	$19.40 - $94.59	$ 60.50

NOTE 9 - OPTION PLANS (CONTINUED)

STOCK OPTION PLAN (CONTINUED)

The weighted average remaining contractual term in years was 21.3 for options outstanding at December 31, 2010 and 20.7 for options exercisable at December 31, 2010.

The following table provides a summary of the status of the Company's unvested stock options for the purchase of shares as of December 31, 2010 and the changes during the year then ended:

	Shares		Weighted Average Grant Date Fair Value
Non-vested, beginning of year	124,370	$	12.17
Granted	81,710	$	12.56
Vested	(84,946)	$	12.18
Forfeited	(8,468)	$	12.23
Non-vested, end of year	112,666	$	12.49

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants issued during the years ended December 31:

	2010	2009
Risk free interest rate	2.50%	2.20%
Expected dividend yield	0%	0%
Expected life	5 years	5 years
Volatility	6.63%	6.86%

The weighted average grant date fair value using the Black-Scholes option pricing model was $12.56 during the year ended December 31, 2010. Total stock option compensation expense attributable to options granted during the years ended December 31, 2010 and 2009 was $761,391 and $660,020, respectively. In addition, the Company recognized $1,459,873 and $1,611,048 for the years ended December 31, 2010 and 2009, respectively, as an expense attributable to payouts for vested options.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE

The Company leases office space in Waltham, Massachusetts, San Diego, California and Marlborough, Massachusetts with expiration dates in 2020, 2016, and 2020, respectively.

During July 2005, the Company began to lease additional space in its Waltham office and extended the lease term through 2020. As part of the lessor's requirement for leasing this additional office space, the Company has set aside funds totaling approximately $2,700,000, which is included in restricted cash and cash equivalents on the Statement of Financial Condition. Additionally, the Company subleases part of their Waltham and San Diego offices and the rental receipts reduce the Company's overall rental costs. Sublease rental income included in rent expense was $674,502 and $1,008,893 for the years ended December 31, 2010 and 2009, respectively. The Company has entered into various operating leases for office equipment and furniture.

Future minimum lease payments under operating leases are as follows:

	Facilities	Equipment and Furniture
2011	$ 3,932,634	$ 14,864
2012	3,933,336	11,952
2013	3,930,546	11,952
2014	3,950,497	11,952
2015	3,970,457	11,058
Thereafter	13,047,992	--
Total	$ 32,765,462	$ 61,778

Rent expense under these leases were $3,523,076 and $3,630,265 for the years ended December 31, 2010 and 2009, respectively.

LITIGATION AND CLAIMS

The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At December 31, 2010 and 2009, the Company was the co-defendant in several lawsuits. Management believes, based on current available information, that the results of such proceedings in the aggregate will not have a material adverse effect on the Company's financial condition. The Company has Errors and Omissions insurance to protect itself from potential damages and/or legal costs associated with the aforementioned lawsuits. The Company has accrued expenses for legal fees of approximately $350,000 and $400,000 for the years ended December 31, 2010 and 2009, respectively.

NOTE 10 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

DEFERRED COMPENSATION

The Company entered into agreements (the "Agreements") with five employees (the "Employees") in 2005 that provide for the payment of deferred compensation upon termination of employment subject to a five-year vesting schedule beginning January 1, 2006. Following termination of employment, each of the Employees will be entitled to receive six semi-annual cash payments that in total equal the value of his vested deferred compensation as determined under terms of the Agreements. The Company began recording accrued deferred compensation expense in 2006 in accordance with the vesting schedules. The Company recorded deferred compensation expense of $9,025,938 and $7,321,497 for the years ended December, 31, 2010 and 2009, respectively, pursuant to the terms of the Agreements.

EQUITY REPURCHASE OBLIGATION – MINORITY OWNER

The Company is obligated to repurchase the equity interest of a minority owner, also an employee, as a result of an agreement signed in 1999 (the "1999 Agreement"). Following termination of his employment and in exchange for his entire equity ownership interest, the minority owner will receive six semi-annual cash payments that in total equals the value of his equity interest, as determined under the terms of the 1999 Agreement.

NOTE 11 – 401(K) PLAN

The Company maintains a qualified retirement plan (the "Plan") under Internal Revenue Code 401(k) covering substantially all employees. Employer contributions made to the Plan for the years ended December 31, 2010 and 2009 were $1,259,685 and $1,245,100, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

DUE TO AFFILIATE

During the course of the year, the Company advances to and borrows from related parties to facilitate short-term cash flow requirements. These related parties are owned and controlled by a principal officer and partner of the Company. The balances consisted primarily of monies owed to and due from CES Insurance Agency, Inc. ("CESI"). CESI is an affiliated entity that assists the Company's independent representatives in the selling of insurance-based products. The Company provides on-going operational and marketing services to CESI at prevailing market rates. At December 31, 2010 and 2009, the balance due to affiliated parties was $277,010 and $75,673, respectively. Expenses allocated to CESI for marketing and operational services was $1,253,116 and $1,338,752 for the years ended December 31, 2010 and 2009, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS (CONTINUED)

DUE TO AFFILIATE (CONTINUED)

During the course of the year, the Company paid premiums to a related party captive insurance company, Claridge Insurance ("Claridge"). Claridge is owned and controlled entirely by a holding company that, in turn, is owned and controlled by a principal officer and shareholder of the Company. The Company pays premiums to Claridge on a monthly basis in exchange for errors and omissions coverage of up to $1,000,000 per occurrence with a deductible of $0. For the years ending December 31, 2010 and 2009, the Company paid Claridge a total of $3,300,000 and $2,800,000, respectively, in premiums.

DIVIDENDS

The Company paid dividends of $34,207,419 and $32,775,322 for the years ended December 31, 2010 and 2009, respectively.

NOTE 13 – CONCENTRATIONS

For the years ended December 31, 2010 and 2009, commissions receivable from the Company's clearing firm, National Financial Services, LLC, was $12,951,128 and $11,695,393, respectively, or 62% and 64%, respectively, of all receivables from brokers, product sponsors, and clearing organizations.

NOTE 14 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, the Company had net capital of $14,449,652 and $12,662,292, respectively, which was sufficient to meet the required net capital of $4,506,198 and $3,715,192, respectively. The Company's net capital ratio for December 31, 2010 and 2009 was 4.68 to 1 and 4.40 to 1, respectively.

No material differences existed between the audited net capital computation and the computation provided by the Company as of December 31, 2010 and 2009.



ACCOUNTANTS ▲ ADVISORS

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

To the Shareholders of
Commonwealth Financial NetworkSM
A Registered Service Mark for Commonwealth Equity Services, Inc.

In planning and performing our audit of the financial statements of Commonwealth Financial Network SM, a Registered Service Mark for Commonwealth Equity Services, Inc. ("Commonwealth" or the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is not engaged in soliciting or in accepting orders for the purchase or sale of any commodity for future delivery on or subject to the rules of any contract market or derivatives transaction execution facility and; in or in conjunction with such solicitation or acceptance of orders, nor does it accept any money, securities, or property (or extend credit in lieu thereof) to margin, guarantee, or secure any trades or contracts that result or may result there from, we did not review the practices and procedures followed by the Company in an any of the following:



Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ **Phone** 617.742.9666 / 800.998.1040 ▪ **Fax** 617.742.3178 ▪ **marcumllp.com**

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder and the segregation of funds based upon such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the previous paragraphs and would not necessarily identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CFTC or both in their regulation of registered brokers-dealers and futures commission merchants and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
February 23, 2010

COMMONWEALTH FINANCIAL NETWORK[SM]

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

YEAR ENDED DECEMBER 31, 2010

Schedule I

Total shareholders' equity		$ 6,710,254
Subordinated loans for equity capital		57,905,000
Total capital and allowable subordinated liabilities		64,615,254
Less: non-allowable assets for the Statement of Financial Condition		46,843,481
Net capital before haircuts on securities		17,771,773
Less: haircuts on securities		3,322,121
Net capital		14,449,652
Less: Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 4,506,198	
or Minimum dollar net capital requirement	100,000	4,506,198
Excess net capital		$ 9,943,454
Aggregate indebtedness		$ 67,592,972
Percentage of aggregate indebtedness to net capital		468%

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

COMMONWEALTH FINANCIAL NETWORK[SM]

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2010

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(ii).

See Independent Auditors' Report.

COMMONWEALTH FINANCIAL NETWORK[SM]

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2010

Schedule III

Information relating to possession or control requirements is not applicable to Commonwealth Financial Network[SM] as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).


COMMONWEALTH financial network

COMMONWEALTH FINANCIAL NETWORK℠

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION


SEC MAIL PROCESSING
RECEIVED
FEB 24 2011
WASH. D.C.
211
SECTION



INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION



To the Shareholders of
Commonwealth Financial NetworkSM
A Registered Service Mark for
Commonwealth Equity Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Commonwealth Financial NetworkSM's and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities solely to assist you and the other specified parties in evaluating Commonwealth Financial NetworkSM's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Commonwealth Financial Network SM's management is responsible for Commonwealth Financial NetworkSM's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment and accrued amount in Form SIPC-7 with respective cash disbursement records entries (copy of cancelled check, related bank statement, and excel spreadsheet calculating the annual assessment and the accrued amount, and trace the accrued amount to the trial balance) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, (excel spreadsheet reconciling the SIPC-7 to the quarterly trial balances), noting no differences;



Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (excel spreadsheet reconciling SIPC-7 to the quarterly trial balances) supporting the adjustments noting no differences; and

5. Noted there was no overpayment to be applied to the current assessment when compared with Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination of the Company's compliance with the applicable instructions to Form SIPC-7, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
February 23, 2011

COMMONWEALTH FINANCIAL NETWORK[SM]

SCHEDULE OF ASESSMENT AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

	Date Paid		Amount		
General assessment				$	795,174
Less payments made:					
	7/28/10	$	386,425		(386,425)
Interest on late payment(s)					--
Total assessment balance and interest due				$	408,749
Paid with this Form SIPC 7				$	408,749

COMMONWEALTH FINANCIAL NETWORK[SM]

DETERMINATION OF SIPC NET OPERATING REVENUES

FOR THE YEAR ENDED DECEMBER 31, 2010

Total Revenue		$ 542,711,322
Additions		
Revenues from subsidiaries		16,337,843
Deductions		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products		227,291,622
Revenues from commodity transactions		-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		7,025,120
Reimbursement for postage with proxy transactions		-
Net gain from securities in investment accounts		2,069,313
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date		-
Direct expense of printing, advertising and legal fees incurred in connection with other revenue related to the securities business		-
Other revenue not related either directed or indirectly to the securities business - Rental Income		674,502
Greater of:		
Total interest & dividend expense but not in excess of total interest and dividend income	2,131,463	
40% of interest earned on customers securities accounts	3,919,001	3,919,001
Total deductions		240,979,558
SIPC net operating revenues		$ 318,069,607
General assessment @ .0025		$ 795,174

See Independent Accountants' Report.